UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Destination Maternity Corporation

(Name of issuer)

Common Stock, par value $.01 per share

(Title of class of securities)

25065D100

(CUSIP number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, address and telephone number of person authorized to receive notices and communications)

June 22, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D	Page 2 of 10 Pages

CUSIP No. 25065D100
1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 853,822
	9.	Sole dispositive power
	10.	Shared dispositive power 853,822
11.	Aggregate amount beneficially owned by each reporting person 853,822
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.5%
14.	Type of reporting person (see instructions) HC; IN

13D	Page 3 of 10 Pages

CUSIP No. 25065D100
1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 853,822
	9.	Sole dispositive power
	10.	Shared dispositive power 853,822
11.	Aggregate amount beneficially owned by each reporting person 853,822
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.5%
14.	Type of reporting person (see instructions) HC; IN

13D	Page 4 of 10 Pages

CUSIP No. 25065D100
1.	Names of reporting persons Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 853,822
	8.	Shared voting power
	9.	Sole dispositive power 853,822
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 853,822
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.5%
14.	Type of reporting person (see instructions) HC; OO

13D	Page 5 of 10 Pages

CUSIP No. 25065D100
1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 853,822
	8.	Shared voting power
	9.	Sole dispositive power 853,822
	10.	Shared dispositive power
11.	Aggregate amount beneficially owned by each reporting person 853,822
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 13.5%
14.	Type of reporting person (see instructions) PN

CUSIP No. 25065D100	Page 6 of 10 Pages

This Amendment No. 2 to the joint statement on Schedule 13D filed by the undersigned on May 21, 2008, with respect to the common stock, par value $.01 per share, of Destination Maternity Corporation, a Delaware corporation (the “Initial Filing”), as amended by Amendment No. 1 on Schedule 13D filed by the undersigned on September 25, 2008 (the Initial Filing, as so amended, the “Schedule 13D”), amends the Schedule 13D as follows:

1.	Item 1 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 1.        Security and Issuer

This joint statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Destination Maternity Corporation, a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 456 North Fifth Street, Philadelphia, Pennsylvania, 19123.”

2.	Item 2(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Scott P. Scharfman, Mill Road Capital GP LLC, a Delaware limited liability company (the “GP”), and Mill Road Capital, L.P., a Delaware limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Messrs. Lynch and Scharfman, Charles M. B. Goldman and Justin C. Jacobs are the management committee directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Each of Messrs. Lynch and Scharfman has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

The Reporting Persons have entered into a Joint Filing Agreement dated May 21, 2008, a copy of which is filed as Exhibit 1 to this Schedule 13D, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Exchange Act.”

3.	Item 2(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“The business address of each of the Managers, and the address of the principal business and the principal office of the GP and the Fund, is 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.”

4.	Item 2(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“The principal business of the GP is acting as the sole general partner of the Fund. The principal business of the Fund is investing in securities. The present principal occupation or employment of each Manager is as a management committee director of the GP and of Mill Road Capital Management LLC, a Delaware limited liability company (the “Management Company”), which provides advisory and administrative services to the GP and is located at 382 Greenwich Avenue, Suite One, Greenwich, CT 06830.”

CUSIP No. 25065D100	Page 7 of 10 Pages

5.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership of an aggregate of 853,822 shares of Common Stock for $13,994,486.91 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

6.	Item 4 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 4.        Purpose of Transaction

The Reporting Persons acquired shares of the Common Stock based on their belief that the Common Stock represents an attractive investment opportunity, and such purchases have been made in the Reporting Persons’ ordinary course of business.

The Reporting Persons intend to review continuously their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Persons, or cease buying or selling such securities; any such additional purchases or sales of securities of the Issuer may be in the open market, in privately negotiated transactions or otherwise.

The Reporting Persons may wish to engage in a constructive dialogue with officers, directors and other representatives of the Issuer, as well as the Issuer’s shareholders; topics of discussion may include, but are not limited to, the Issuer’s markets, operations, competitors, prospects, strategy, personnel, directors, ownership and capitalization. The Reporting Persons may also enter into confidentiality or similar agreements with the Issuer and, subject to such an agreement or otherwise, exchange information with the Issuer. The factors that the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iii) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (iv) general economic conditions; (v) stock market conditions; (vi) other business and investment opportunities available to the Reporting Persons; and (vii) other plans and requirements of the Reporting Persons.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons intend to continuously review their options but do not have at this time any specific plans that would result in (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) any extraordinary corporate transactions such as a merger, reorganization or

CUSIP No. 25065D100	Page 8 of 10 Pages

liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s Board of Directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter or by-laws that may impede the acquisition of control of the Issuer by any person; (h) the Issuer’s Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above.”

7.	Items 5(a) and 5(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(a,b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 6,338,271 shares of the Common Stock issued and outstanding as of May 3, 2010, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended March 31, 2010. All of the share numbers reported below are as of June 24, 2010, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5 (a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 853,822 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund. Accordingly, each of the Reporting Persons beneficially owns 853,822 shares of Common Stock, or approximately 13.5% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 853,822 shares of Common Stock, or approximately 13.5% of the outstanding shares of Common Stock.

8.	Item 5(c) of the Schedule 13D shall hereby be amended and restated in full as follows:

“(c) No Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of the Common Stock from April 25, 2010 (the date 60 days prior to the filing of Amendment No. 2 to this Schedule 13D) to June 24, 2010:

Date of Purchase	Shares Purchased	Avg. Purchase Price per Share ($)
6/8/2010	13,925	$24.8860

6/9/2010	7,504	$24.9989

6/22/2010	115,000	$25.1500

6/24/2010	32,700	$24.7000

CUSIP No. 25065D100	Page 9 of 10 Pages

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchases have been aggregated daily, and purchase prices do not reflect brokerage commissions paid.”

9.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 25065D100	Page 10 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 24, 2010

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its General Partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact